Reed Smith LLP 599 Lexington Avenue New York, NY 10022-7650 212 521 5400 Fax 212 521 5450 reedsmith.com

January 27, 2014

VIA EDGAR

Amanda Ravitz

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CBD Energy Limited Registration Statement on Form 20-F Filed December 20, 2013 File No. 001-36136

Dear Ms. Ravitz:

On behalf of our client, CBD Energy Limited (the “Company”), we are responding to the oral comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) provided to us by Timothy Buchmiller, our Staff examiner (the “SEC Examiner”), on January 8, 2014 (the “Oral Comments”) relating to the Company’s Registration Statement, as amended (the “Registration Statement”) on Form 20-F publicly filed with the Commission on December 20, 2013. The Registration Statement, which was initially filed under Section 12(b), is being withdrawn at the instruction of our examiner simultaneously with the filing of a new Registration Statement on Form 20-F publicly filed with the Commission under Section 12(g) (the “New Registration Statement”). Per our discussion with the SEC Examiner, we will be allowed to benefit from the time that lapsed during the filing and comment period in connection with the Registration Statement. This letter accompanies the New Registration Statement.

Set forth below in bold is a summary of the Oral Comments. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the New Registration Statement in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the New Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the New Registration Statement.

NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH ♦ HOUSTON SINGAPORE ♦ MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE ♦KAZAKHSTAN

Amanda Ravitz Assistant Director U.S. Securities and Exchange Commission Page 2

General

1.	Please clarify whether the Registration Statement is being filed under Section 12(b) or Section 12(g).

Response: While the Registration Statement was initially filed under Section 12(b) with the hope of listing on NASDAQ Capital Market, the Company has decided to file under Section 12(g) and intends to have its ordinary shares begin trading as soon as practicable on the OTCBB. In response to the Staff’s comment, we have revised the disclosure in the New Registration Statement to clearly reflect the filing thereof under Section 12(g).

Liquidity and Capital Resources, page 64

2.	We expand on Comment 14 contained in the Staff’s letter dated September 5, 2013 and request that you please further update your filing to disclose any developments with respect to your indebtedness or financing facilities and include expanded risk factor disclosure as appropriate.

Response: In response to the Staff’s comment, we have updated the disclosure for Item 5 under the heading “Indebtedness” on pages 64, 65 and 67 - 70 of the New Registration Statement, as well as the risk factors on pages 6 and 7 of the New Registration Statement, in each case to include all developments related to CBD’s indebtedness.

Related Party Transactions, pages 70

3.	Please clarify the status of the assignment of the creditor balance to TRW Holdings Pty Ltd, as entity controlled by your Chairman and Managing Director.

Response: In response to the Staff’s comment, we have revised the disclosure to clarify the status of the assignment of the creditor balance to TRW Holdings Pty on page 70 of the New Registration Statement under the heading “Indebtedness – Deferred Trade Obligations (unsecured)”, as well as the related disclosure on page 96 of the New Registration Statement, and have added disclosure under Item 7.B. under the heading “Related Party Transactions” on page 79 of the New Registration Statement.

*****

Amanda Ravitz Assistant Director U.S. Securities and Exchange Commission Page 3

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at 212-549-0378.

Sincerely,

/s/ Yvan-Claude Pierre

Yvan-Claude Pierre

Reed Smith LLP

Attachments

cc: Gerard McGowan, Managing Director and

Executive Chairman of CBD Energy Limited